Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-262480) on Form S-8 and (Nos. 333-269306 and 333-260338) on Form F-3 of our report dated June 17, 2024, with respect to the consolidated financial statements of NeuroSense Therapeutics Ltd.

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

June 17, 2024